The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 969-8700 Fax (203) 977-8354 www.thomson.com

News Release

Investor Contact:	Media Contact:
John Kechejian	Jason Stewart
Vice President, Investor Relations	Director, Public Relations
(203) 328-9470	(203) 328-8339
john.kechejian@thomson.com	jason.stewart@thomson.com

For Immediate Release

THE THOMSON CORPORATION TO SELL INTEREST
IN BELL GLOBEMEDIA

(Unless otherwise stated, all amounts are in US dollars)

        STAMFORD, Conn. and TORONTO, February 7, 2003 — The Thomson Corporation (TSX: TOC; NYSE: TOC) today announced that it has signed an agreement to sell its 20% interest in Bell Globemedia Inc. to The Woodbridge Company Limited for $279 million. Woodbridge is the holding company of the Thomson family and majority shareholder of the Corporation. The transaction is expected to close March 17, 2003.

        The Thomson board of directors also declared a special dividend, equal to the proceeds received, of $0.428 per share. This special dividend will be payable on March 17, 2003 to holders of common shares of record on February 20, 2003. The record and payment dates for the special dividend are the same as those announced by Thomson on January 23, 2003 for its regular dividend.

        An independent committee of the Thomson board of directors has reviewed and recommended the transaction to the Thomson board. The Committee retained RBC Capital Markets to provide financial advice and has requested a fairness opinion in respect of the sale.

- more -

Thomson to Sell Interest in Bell Globemedia
February 7, 2003

        On January 29, 2003, Thomson announced it would take a non-cash charge of approximately $70 million in the fourth quarter with respect to its 20% stake in Bell Globemedia Inc., reflecting its share of a write-down of goodwill recorded by Bell Globemedia Inc. Upon completion of the sale, expected in the first quarter, Thomson will realize a gain from the sale of Bell Globemedia Inc. largely offsetting the fourth-quarter charge.

The Thomson Corporation

        The Thomson Corporation, with 2001 revenues of $7.2 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. The Corporation's common shares are listed on the Toronto and New York stock exchanges (TSX: TOC; NYSE: TOC).

This news release includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements, such as the Corporation's statements relating to the declaration and payment of the special dividend, are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, and include fluctuations in exchange rates. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.